UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ZHONGCHAI MACHINERY, INC.

(Name of Registrant)

Nevada	000-31091	47-0925451
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3445 Lawrence Avenue

Oceanside, NY 11572

(Address of Principal Executive Offices)

(310) 734-2226

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

ZHONGCHAI MACHINERY, INC.

3445 Lawrence Avenue

Oceanside, NY 11572

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Zhongchai Machinery, Inc. (the “Company”) at the close of business on December 18, 2018 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about December 18, 2018.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of December 16, 2018, David Lazar (the “Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell to Xingtao Zhou and Yaqin Fu (together, the “Purchaser”), the 3,096,200 common shares and the 10,000,000 preferred shares of the Company (together, the “Shares”) owned by the Seller, in the amounts between Mr. Zhou and Ms. Fu set forth further in this Notice, for a total purchase price of $375,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, the Seller, who is also the Company’s sole officer and director, has agreed to (a) appoint Xingtao Zhou and Tan Liang (the “Designees”) as the initial directors of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit his resignation as the sole director and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.001 per share, of which 3,319,245 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, $.001 par value, all 10,000,000 of which shares are issued and outstanding, are owned by the Seller and are being acquired by Mr. Xingtao Zhou. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders; and each share of Preferred Stock has one vote with respect to all matters to be acted on by the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title

David Lazar	CEO, CFO, and sole Director

(1)	Mr. Lazar will resign all of his positions when the change of control is completed, on or about December 29, 2018.

The following sets forth biographical information regarding the Company’s current directors and officers:

Name and Address	Position/Title

David Lazar	Director, CEO, CFO
3445 Lawrence Avenue
Oceanside, NY 11572

David Lazar, 28, has been CEO and Chairman of the Company since May 16, 2018. David Lazar is a private investor with corporate business experience. Mr. Lazar has been a partner at Zenith Partners International since 2013, where he specializes in research and development, sales and marketing. From 2014 through 2015, David was the Chief Executive Officer of Dico, Inc., which was then sold to Peekay Boutiques. Since February of 2018, Mr. Lazar has been the managing member of Custodian Ventures LLC, where he specializes in assisting distressed public companies. Since March 2018, David has acted as the managing member of Activist Investing LLC, which specializes in active investing in distressed public companies. David has a diverse knowledge of financial, legal and operations management; public company management, accounting, audit preparation, due diligence reviews and SEC regulations. David Lazar is also the sole officer and director of Melt, Inc. and Shentang International, Inc., both of which are blank check companies.

Set forth below is information describing the Company’s proposed new directors (the “Designees”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title

Xingtao Zhou	Director, CEO, CFO
5-1-1206 Hefeng Jiangan, Nianqing Rd.
Meilan District, Haikou, Hainan Province, China Tan Liang No. 88, Lane 7171, Shenjiang Rd Pudong New District, Shanghai, China	Director

Xingtao Zhou has served as the chairman and founder of Hainan Cang Bao Tian Xia Artwork Co. Ltd. since 2017 and Cang Bao Ge (Hong Kong) Arts Co., Ltd since 2012. From 2009 to 2012, Mr. Zhou served as the president of Yi Hua Cultural Diffusion Co., Ltd. Mr. Zhou served as the curator of the Yin Yuan Min Su Museum from 2003 to 2009 and as the vice curator from 1999 to 2003. Mr. Zhou received a bachelor’s degree in International Business from Southwestern University of Finance and Economics.

Liang Tan has served as the general manager of Shanghai Qingsheng Investment Co., Ltd. since 2017. Mr. Tan served as the deputy general manager of Shanghai Daren Asset Management Co., Ltd. from 2013 to 2016.

There is no relationship between the Seller and the Designees. The Designees have no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which either participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our sole director and officer nor the Designees has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, par value $0.001	David Lazar(1) 3445 Lawrence Avenue Oceanside, NY 11572	3,096,200	93.3%

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (1 person)	3,096,200	93.3%

Preferred Stock $.001 p.v.	David Lazar (1) 3445 Lawrence Avenue Oceanside, NY 11572	10,000,000	100.0%

(1)	Mr. Lazar owns 100% of Custodian Ventures, LLC and is therefore the beneficial owner of these shares, which are registered in the name of Custodian Ventures LLC.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, Par value $.001	Xingtao Zhou(1)	2,432,351	73.3%
Preferred Stock, $.001 p.v.		10,000,000	100.0%

	5-1-1206 Hefeng Jiangan, Nianqing Rd.
	Meilan District, Haikou, Hainan Province, China

	Yaqin Fu(1)
	51-1-1206 Hefeng Jiangan, Nianqing Rd.
	Meilan District,Haikou, Hainan Province China	663,849	20.0%

(1)	Xingtao Zhou and Yaqin Fu are husband and wife, respectrively.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), the current sole officer, director and 10% beneficial stockholder of the Company failed to file, on a timely basis, any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ending December 31, 2018.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2017, and in the fiscal year ending December 31, 2018, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2017, and the fiscal year ending December 31, 2018, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Zhongchai Machinery, Inc., 5-1-1206 Hefeng Jiangan, Nianqing Rd., Meilan District, Haikou, Hainan Province, PRC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current sole director and officer, nor the Designees, nor holders of more than ten percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the iscal year ended December 31, 2017, and the fiscal year ending December 31, 2018, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

December ___, 2018
/s/ David Lazar
David Lazar, CEO